UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SIX FLAGS ENTERTAINMENT CORPORATION

(Name of Issuer)

COMMON STOCK, $0.025 PAR VALUE

(Title of Class of Securities)

83001A102

(CUSIP Number)

April 30, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 83001A102

1	NAME OF REPORTING PERSON CQS CAYMAN LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 000-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,614,207
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,614,207
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,207
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 83001A102

ITEM 1(a).	NAME OF ISSUER:
SIX FLAGS ENTERTAINMENT CORPORATION
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1540 BROADWAY, 15TH FLOOR NEW YORK, NEW YORK 10036 UNITED STATES
ITEM 2(a).	NAME OF PERSON FILING:
CQS CAYMAN LIMITED PARTNERSHIP
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
PO BOX 309 UGLAND HOUSE GRAND CAYMAN KY1-1104 CAYMAN ISLANDS
ITEM 2(c).	CITIZENSHIP:
CAYMAN ISLANDS
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
COMMON STOCK, $0.025 PAR VALUE
ITEM 2(e).	CUSIP NUMBER:
83001A102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: LIMITED PARTNERSHIP

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,614,207
	(b)	Percent of class:
5.38%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:
1,614,207
(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:
1,614,207
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
SEE EXHIBIT 1
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 03, 2011

Date
CQS CAYMAN LIMITED PARTNERSHIP
/s/

Signature
DAVID MALEH, FOR AND ON BEHALF OF CQS CAYMAN LIMITED PARTNERSHIP

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 83001A102
ITEM 7

THE SCHEDULE 13G TO WHICH THIS ATTACHMENT IS APPENDED IS FILED BY CQS CAYMAN LIMITED PARTNERSHIP, THE INVESTMENT MANAGER, AND MAY EXERCISE ITS AUTHORITY DIRECTLY OR INDIRECTLY THROUGH VARIOUS ENTITIES ON BEHALF OF THE BENEFICIAL OWNERS, CQS CONVERTIBLE AND QUANTITATIVE STRATEGIES MASTER FUND LIMITED, KIVU INVESTMENT FUND LIMITED AND CQS DIRECTIONAL OPPORTUNITIES MASTER FUND LIMITED.